Exhibit 3.2
ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1.  Name of corporation:

Velocity Oil & Gas, Inc.

2.  By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Designation of Series:  The shares of such series shall be designated as the "Series B Preferred Stock" (the "Preferred Stock") and the number of shares initially constituting such series shall be up to two million shares.
No shares have been issued as of the effective date, 5th March, 2009, and no shareholder approval is requires as provided for in Article IV in the articles of incorporation.

PRICE.  The Preferred Stock shall be sold at $2.50 per share (as appropriately adjusted for any Recapitalizations).

DIVIDENDS.  The holders of Preferred Stock shall not be entitled to receive dividends paid on the Common Stock.

LIQUIDATION PREFERENCE.  The holders of Preferred Stock shall not be entitled to any liquidation preference.

3. Effective date of filing: (optional)	3/5/09
(must not be later than 90 days after the certificate is filed)
4. Signature: (required)
/s/ James Moses
Signature of Officer

VOTING.

Voting Rights.  The holders of the Preferred Stock shall have no voting rights.

Amendments To Articles And Bylaws.  So long as Preferred Stock is outstanding, the Company shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of Preferred Stock, voting separately as a class (i) amend, alter or repeal any provision of the certificate of incorporation or the bylaws of the Company so as to adversely affect the designations, preferences, limitations and relative rights of the Preferred Stock or (ii) effect any reclassification of the Preferred Stock.

Amendment Of Rights Of Preferred Stock. The Company shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of Preferred Stock, amend, alter or repeal any provision of this Statement of Designations, PROVIDED, HOWEVER, that the Company may, by any means authorized by law and without any vote of the holders of shares of Preferred Stock, make technical, corrective, administrative or similar changes in this Statement of Designations that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Preferred Stock.

CONVERSION RIGHTS. The shares of Preferred Stock shall convert on the basis of one share of Preferred Stock for thirty shares of Company common stock.

REDEMPTION RIGHTS.  The shares of Preferred Stock shall not be redeemable.

NOTICES.  Any notice required hereby to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Company.